UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on April 11, 2008 by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is being filed on behalf of Purchaser, Takeda America and TPC.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.  The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On April 10, 2008, a lawsuit was filed in the Superior Court for Middlesex County, Massachusetts against Millennium and each member of Millennium’s Board of Directors.  The action is brought by Eleanor Turberg , who claims to be an individual Millennium stockholder, on her own behalf, and seeks certification as a class action on behalf of all Millennium stockholders, except the defendants and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.  The complaint alleges that the defendants directly breached fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Millennium stockholders in connection with the transactions contemplated by the Merger Agreement.  The complaint seeks injunctive relief declaring, among other things, the Merger Agreement unlawful and unenforceable and preventing the consummation of and rescinding, to the extent already implemented, the transactions contemplated by the Merger Agreement.  The complaint also seeks an award of appropriate damages and costs, including attorneys’ and experts’ fees.”

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(A) Complaint filed on April 10, 2008 in the Superior Court for Middlesex County, Massachusetts.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 16, 2008

MAHOGANY ACQUISITION CORP.

By:	/s/ Iwaaki Taniguchi

	Name:	Iwaaki Taniguchi
	Title:	President

Dated:    April 16, 2008

TAKEDA AMERICA HOLDINGS, INC.

By:	/s/ Iwaaki Taniguchi

	Name:	Iwaaki Taniguchi
	Title:	President

Dated:    April 16, 2008

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Hiroshi Shinha

	Name:	Hiroshi Shinha
	Title:	Director and General Manager, Legal Department

EXHIBIT INDEX

Exhibit
Number	Document

(a)(5)(A)	Complaint filed on April 10, 2008 in the Superior Court for Middlesex County, Massachusetts